Exhibit 99.1

Press Release

Sanofi evolves its Executive Committee to support its next strategic chapter

Paris, July 21, 2026. Sanofi today announced an evolution of its Executive Committee, bringing together a focused leadership team across its businesses, scientific organization and key global functions as the company continues to deliver on its priorities and prepares its next strategic chapter.

Effective September 1, 2026, Sanofi’s Executive Committee will comprise:

•	François Roger, Executive Vice President, Finance

•	Paulo Fontoura, Executive Vice President, Head of Research & Development

•	Manuela Buxo, Executive Vice President, Specialty Care

•	Thomas Triomphe, Executive Vice President, Vaccines

•	Thomas Grenier, Executive Vice President, General Medicines

•	Brendan O’Callaghan, Executive Vice President, Manufacturing & Supply

•	Jamie Haney, Executive Vice President, General Counsel

•	Véronique Jaillet, Executive Vice President, Chief People Officer, ad interim

Emmanuel Frenehard, Head of Digital and Audrey Duval, Head of Corporate Affairs and President of Sanofi France, will continue to report directly to Belén Garijo, Sanofi’s CEO.

Madeleine Roach, currently Head of Business Operations, will become President and Country Lead of Sanofi Germany, Switzerland and Austria. Her current responsibilities, which focus on optimizing enterprise business services, will be integrated into the Finance function. Finance’s expanded remit will also include Global Partnering and Business Development, helping drive a more integrated approach across Business Development and Mergers & Acquisitions.

Thomas Triomphe will also assume responsibility for China, alongside his role as Executive Vice President, Vaccines.

Olivier Charmeil, currently Executive Vice President, General Medicines, will transition to Strategic Projects Advisor to the CEO. Throughout his career, Olivier has helped shape the company across a succession of leadership roles, with a deep and enduring commitment to its people, its business and the patients it serves. Roy Papatheodorou, currently Executive Vice President, General Counsel, has decided to leave the organization to pursue external opportunities after over four years with the company, during which he has brought outstanding leadership and contributions which went beyond his role as General Counsel.

“This Executive Committee brings together experienced professionals who will work together to help shape our future direction, make disciplined choices, execute them with focus, and ensure we continue to deliver for our patients, our people and all our stakeholders. I would like to thank all those who have contributed to Sanofi’s success and those who will continue to shape its future. I am deeply grateful for their leadership, commitment and dedication, and I wish everyone every success for the future,” said Belén Garijo, Chief Executive Officer of Sanofi.

Biographies and pictures available on sanofi.com or upon request.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Laura Romby| +33 6 74 16 74 29 | laura.romby@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pescheva@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future events and economic performance. Words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “can,” “contemplate,” “could,” “is designed to,” “may,” “might,” “potential,” “objective,” “attempt,” “target,” “project,” “strategy,” “strive,” “desire,” “predict,” “forecast,” “ambition,” “guideline,” “seek,” “should,” “will,” “goal,” or the negative of these, and similar expressions are intended to identify forward-looking statements. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the U.S Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates; the fact that product candidates if approved may not be commercially successful; unexpected regulatory actions or delays, or government regulation generally; authorities’ decisions regarding whether and when to approve a product candidate; political pressure in the United States to mandate lower drug prices including “most favored nation” pricing for State Medicaid programs; the future approval and commercial success of therapeutic alternatives; Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general; risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation; trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the French Markets Authority (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2025 or contained in our periodic reports on Form 6-K. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements contained herein.

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